Exhibit 2.1

Execution Version

STARBEV L.P.

MOLSON COORS HOLDCO – 2 INC.

MOLSON COORS BREWING COMPANY

AGREEMENT

for the sale and purchase of

the entire issued share capital of Starbev Holdings S.à r.l

3 April 2012

Execution Version

Execution Version

AGREEMENT

dated 3 April 2012

BETWEEN:

(1)	STARBEV L.P., a limited partnership formed and organised under the laws of Jersey and having its registered office at 22 Grenville Street, St. Helier, JE4 8PX, Jersey, Channel Islands, registered with the Jersey Registrar of Limited Partnerships under number 1195, acting by its general partner STARBEV GP LIMITED (in such capacity, the General Partner), a limited company governed by the laws of Jersey and having its registered office at 22 Grenville Street, St Helier, JE4 8PX, Jersey, Channel Islands, registered with the Jersey Registrar of Companies under number 104252, (the Seller);

(2)	MOLSON COORS HOLDCO – 2 INC., a Delaware corporation with its executive offices at 1225 17th Street, Suite 3200, Denver, Colorado, USA 80202 (the Purchaser); and

(3)

MOLSON COORS BREWING COMPANY, a Delaware corporation with its executive offices at 1225 17th Street, Suite 3200, Denver, Colorado, USA 80202 and 1555 Notre Dame Street East, Montréal, Québec, Canada, H2L 2R5 (the Purchaser Guarantor),

(together the parties and each a party).

Words and expressions used in this Agreement (this Agreement) shall be interpreted in accordance with Schedule 6.

IT IS AGREED:

1. SALE AND PURCHASE

The Seller shall sell, convey, assign, transfer and deliver, and the Purchaser shall purchase, the entire legal and beneficial ownership of the Shares at Closing, free from all Third Party Rights and with all rights then attaching to them, including, without prejudice to the provisions of clause 11, the right to receive all distributions and dividends declared, paid or made in respect of the Shares after the Balance Sheet Date. The sale and purchase of the Shares shall be on the terms set out in this Agreement.

2. SHARE PRICE

2.1 The aggregate consideration for the Shares shall be the Share Price.

2.2 Payment of the Share Price shall be settled in full and without any deduction or withholding, subject only to clauses 18.3 and 22.2:

(a)	in respect of the Consideration Note Amount, by the issue by the Note Issuer (and corresponding delivery by the Purchaser of a certificate) on the Closing Date of the Consideration Note to the Seller; and

Execution Version

(b)	in respect of the Cash Amount, by payment by the Purchaser by electronic funds transfer for value on the Closing Date to the Seller’s Bank Account.

2.3 Any payment made in satisfaction of a liability arising under a Seller Obligation or a Purchaser Obligation shall adjust the price paid for the Shares.

3. CONDITION TO CLOSING

3.1 Closing shall be conditional upon the consents or approvals of the European Commission and the Serbian Commission for the Protection of Competition (each a Governmental Approval) having been obtained with respect to the Proposed Transaction or, to the extent applicable, applicable waiting periods in lieu of such consents or approvals having expired or been terminated (the Condition).

3.2 The Condition may only be waived by the written agreement of the Purchaser and the Seller.

3.3 The Purchaser and the Seller shall each notify the other party promptly upon becoming aware that any Government Approvals have been obtained. The first Business Day in London on or by which all the Government Approvals have been obtained (or the need for them waived in accordance with clause 3.2) is the Unconditional Date. Upon any party becoming aware that the Condition (a) will or is likely to be delayed in satisfaction beyond 2 August 2012 (the Longstop Date) or (b) has become incapable of satisfaction by the Longstop Date, that party shall promptly notify the other parties of that fact and shall supply to the other parties written evidence (if available) of the unsatisfiability of the Condition or (as the case may be) a written explanation for the delay in satisfaction or for the Condition having become incapable of satisfaction.

3.4 If the Unconditional Date has not occurred on or before the Longstop Date, then the Seller and the Purchaser may (each in their absolute discretion) mutually agree to extend the Longstop Date for up to an additional three months (such new date being the Extended Longstop Date) or either of the Seller or the Purchaser may (in each of their respective absolute discretion) elect to terminate this Agreement (other than the Surviving Provisions); but without prejudice to any rights that either party may have against the other for any prior breach of its obligations under this Agreement.

3.5 If the Longstop Date is extended in accordance with clause 3.4 and the Unconditional Date does not occur on or before the Extended Longstop Date, this Agreement shall automatically terminate (other than the Surviving Provisions).

3.6 In the event of termination of this Agreement in accordance with clause 3.4 or 3.5 above, this Agreement shall forthwith terminate and have no further force and effect and no party shall have any claim against the other, but without prejudice to the rights and obligations of the parties accruing prior to such termination, except that (i) the Surviving Provisions shall survive such termination indefinitely and (ii) nothing in this clause 3.6 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by another party of its obligations under this Agreement.

Execution Version

4. TERMINATION RIGHTS

4.1 The Purchaser may terminate this Agreement (other than the Surviving Provisions) by notice to the Seller at any time before Closing if any of the following circumstances arises or occurs at any time before Closing, namely:

(a)	there has been a breach by the Seller of any of the Seller Warranties as given on the date of this Agreement or of any of Seller’s obligations under either (A) clause 5.1 (it being understood that the failure of the management of the Target Companies to comply with the written directions received from the Seller in accordance with clause 5.1(b) shall not constitute a breach of Seller’s obligations under such clause) or (B) clause 5.11, and:

(i)	any such breach has materially adverse consequences to the Purchaser or the Target Companies; and

(ii)	any such breach has not been remedied within 10 Business Days of written notification thereof by the Purchaser to the Seller;

(b)	there is a breach of any Seller Warranty (other than the Seller Warranty in clause 7.6(e)(ii)) when the Seller Warranties are repeated immediately prior to Closing by reference to the facts and circumstances then subsisting as if any reference in the Seller Warranties to the date of this Agreement was a reference to the Closing Date, provided that any such breach has materially adverse consequences to the Purchaser or the Target Companies;

(c)	there has been a breach of any Management Warranty as given on the date of the Management Warranty Deed and:

(i)	any such breach has not been remedied within 10 Business Days of written notification thereof by the Purchaser to the Management Warrantors and the Seller; and

(ii)	such breach, collectively with all other breaches of the Management Warranties and the Seller Warranties, has or would probably have (measured over the 12 months following the breach) a Material Adverse Effect;

(d)	there is a breach of any Management Warranty when the Management Warranties are repeated immediately prior to Closing by reference to the facts and circumstances then subsisting as if any reference in the Management Warranties to the date of the Management Warranty Deed was a reference to the Closing Date (without having regard to matters contained in the Supplementary Disclosure Letter that were not contained in the Disclosure Letter) and:

(i)	any such breach has not been remedied within 10 Business Days of written notification thereof by the Purchaser to the Management Warrantors and the Seller;

(ii)	such breach, collectively with all other breaches of the Management Warranties and the Seller Warranties, has or would probably have (measured over the 12 months following the breach) a Material Adverse Effect; and

Execution Version

(iii)	the circumstances giving rise to such breach (A) were not approved by the Purchaser pursuant to clause 5.1 and (B) could reasonably have been prevented by the Seller or the Target Companies from occurring or arising; or

(e)	a binding injunction, judgment, order, decree or ruling is issued by the Serbian Commission for the Protection of Competition or the European Commission prohibiting the performance of this Agreement or the consummation of any of the transactions contemplated hereby.

4.2 In the event of termination of this Agreement by the Purchaser as provided above, this Agreement shall forthwith terminate and have no further force and effect and no party shall have any claim against the other, but without prejudice to the rights and obligations of the parties accruing prior to such termination, except that (i) the Surviving Provisions shall survive such termination indefinitely and (ii) nothing in this clause 4.2 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by another party of its obligations under this Agreement.

4.3 If there is any breach of the type that would result in a termination right pursuant to clauses 4.1(a), (c) or (d), except that the applicable cure period has not yet expired, then the Closing Date shall be delayed until the first Business Day after the expiry of the 10 Business Day period referred to in the applicable clause (or, if earlier, the date on which such breach has been effectively remedied).

5. PRE-CLOSING UNDERTAKINGS

The parties agree that, from the date of this Agreement until Closing:

Conduct of Business

5.1 Subject to all applicable legal and regulatory requirements, the Seller shall:

(a)	not approve (unless (i) otherwise required by the terms of any Transaction Document or (ii) as may be approved by the Purchaser in writing (such approval not to be unreasonably withheld or delayed)) or otherwise permit (but only to the extent it has the ability by contract, as a shareholder or to the extent actually controlling a board of directors or similar governing body of any Target Company, directly or indirectly, to control such matter) any matter which:

(i)	would result in the business of each Target Company not being carried on in all material respects in the ordinary course; or

(ii)	is set out in Schedule 2; and

(b)	issue written directions to the management of the Target Companies as soon as practicable on the next Business Day following the execution of this Agreement that they are not to undertake any of the matters set out in Schedule 2, unless (i) otherwise required by the terms of any Transaction Document or (ii) as may be approved by the Purchaser in writing (such approval not to be unreasonably withheld or delayed).

Execution Version

Regulatory Approvals

5.2 The Purchaser shall have primary responsibility for obtaining all consents, approvals or actions of any Governmental Entity which are required in order to satisfy the Condition and shall take all steps necessary for that purpose (including making appropriate submissions, notifications and filings, in consultation with the Seller, within 10 Business Days after the date of this Agreement). The Purchaser, on the one hand, and the Seller, on the other hand, will as promptly as practicable, but in no event later than 10 Business Days following the date of this Agreement, file with any other Governmental Entities, the notification and report form required from it in connection with completion of the Proposed Transaction (but which are not required to satisfy the Condition). Any such notification and report form and all such supplemental information submitted by a party or its Affiliates, and any additional supplemental information filed by a party or its Affiliates after the date of the original filing, will be in substantial compliance with the requirements of the applicable antitrust Laws.

5.3 The Seller and the Purchaser shall keep each other apprised of the status of any communications with, and inquiries or requests for additional information from, the relevant Governmental Entity in connection with the Proposed Transaction, and shall use all reasonable endeavours to comply promptly with any such inquiry or request (including periodically reviewing with the other party hereto the progress of any notifications or filings (including, where necessary, seeking to identify appropriate commitments to address any antitrust concerns identified by any Governmental Entity) and discussing with the other party the scope, timing and tactics of any such commitments with a view to obtaining clearance from any Governmental Entity at the earliest reasonable opportunity). The Seller and the Purchaser shall also communicate with any such Governmental Entity only after prior consultation with the other party or its advisers (and taking into account any reasonable comments and requests of the other party and its advisers) and provide the other party (or its advisers) with copies (or, in the case of non written communications, details) of all such submissions, notifications, filings and other communication in the form submitted or sent. Without limiting the other provisions of this clause 5.3, each party shall provide the other party (or its advisers) with a final draft of all submissions, notifications, filings and other communications to any Governmental Entity at such time as will allow the other party (or its advisers) a reasonable opportunity to provide comments and for the party making such submission, notification, filing or other communication to take account of any reasonable comments of the other (or its advisers) on such drafts prior to their submission.

5.4 If it becomes reasonably apparent to the Purchaser (who shall inform the Seller of this fact as soon as reasonably practicable) or to the Seller (who shall inform the Purchaser of this fact as soon as reasonably practicable) that the European Commission and/or the Serbian Commission for the Protection of Antitrust will only approve the Proposed Transaction subject to any undertakings and/or modifications, commitments, divestments, conditions, obligations, measures, consent decrees, settlements or analogous procedures (together the Regulatory Conditions), the Purchaser or any member of the Purchaser Group shall, to the extent such Regulatory Conditions are not impossible to fulfil (which impossibility the Purchaser shall have to demonstrate), offer, accept and/or agree to one or more such Regulatory Conditions, to ensure satisfaction of the Condition or to avoid, any action, including any order, decision, judgment or injunction, that would otherwise have the effect of preventing satisfaction of the Condition or which would otherwise prevent or make illegal completion of the Proposed Transaction, as soon as practicable and in any event prior to the Longstop Date, except that this shall not require the Purchaser to accept and/or agree to any Regulatory Condition to the extent that such agreement would necessarily violate a mandatory provision of applicable law.

Execution Version

5.5 The Purchaser and the Seller shall each furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under any applicable Law (including any antitrust Law) in connection with the Proposed Transaction, provided that the Seller shall be entitled to keep confidential and shall not be obliged to disclose to the Purchaser or any of its advisers any confidential or financial information regarding the Seller Group.

5.6 Any filing fees or costs payable to a Governmental Entity in relation to the filings or notifications required to be made by the Purchaser (or jointly by the Purchaser and the Seller) to consummate the transactions contemplated hereby shall be borne by the Purchaser.

Third parties

5.7 The Seller shall use all reasonable endeavours to cause the Target Companies to give all notices to third parties (including required notices to and consultations with any applicable labour union or similar group) and obtain all third party consents required by any contract or otherwise in connection with the matters contemplated by this Agreement.

Access to Target Companies

5.8 Subject to applicable Law, the Seller shall use all reasonable endeavours to cause the Target Companies to provide to the Purchaser and its Representatives, full and complete access at all reasonable times and during normal business hours, upon reasonable notice, to the Target Companies’ personnel and to business, financial, legal, tax, compensation and other data and information concerning the Target Companies’ affairs and operations.

5.9 The Seller shall use all reasonable endeavours to cause to be delivered to the Purchaser copies of the interim monthly and year-to-date consolidated financial statements of Starbev S.à r.l and its Subsidiaries as soon as reasonably practicable (and in any event within 30 days; provided that if CVC Capital Partners Limited or any of its Affiliates receives any such financial statements prior to such time, the same financial statements shall also be sent to the Purchaser not later than one Business Day thereafter) following the end of each monthly accounting period during the period between the date of this Agreement and Closing. These financial statements shall follow the format of those statements disclosed in the Data Room.

Update Notice

5.10 Each party shall give prompt written notice to the other parties of (i) any variance in any of its warranties contained herein, as the case may be, (ii) any breach of any covenant hereunder by such party and (iii) any other material development affecting the ability of such party to consummate the transactions contemplated by this Agreement. The Seller shall disclose to the Purchaser in writing any material variance from the Seller Warranties promptly upon discovery thereof.

No-shop

5.11 The Seller agrees that neither it nor any member of the Seller Group or any of their respective Representatives shall (and the Seller shall use all reasonable endeavours to cause the Target Companies and their Representatives not to), directly or indirectly:

(a)	submit, solicit, initiate, encourage or discuss any proposal or offer from any person (other than the Purchaser and its Affiliates in connection with the Proposed Transaction) or enter into any agreement or accept any offer relating to or consummate any:

(i)	reorganisation, liquidation, dissolution or recapitalisation of any of the Target Companies;

Execution Version

(ii)	merger or consolidation involving any Target Company,

(iii)	purchase or sale of any assets, Capital Stock (or any rights to acquire, or securities convertible into or exchangeable for, any such Capital Stock) of any Target Company (other than the purchase and sale of inventory in the ordinary course of business consistent with past custom and practice and any other transaction expressly permitted by Schedule 2), or

(iv)	similar transaction or business combination involving any Target Company or their business or assets,

(each of the foregoing transactions described in clauses (i) to (iv), a Company Transaction); or

(b)	furnish any information (including access to any data room or documents) with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any person (other than the Purchaser and its Affiliates) to do or seek to do any of the foregoing.

5.12 The Seller agrees to notify the Purchaser immediately if any person makes any proposal, offer, inquiry or contact with respect to a Company Transaction. The Seller shall promptly notify each Person (other than the Purchaser and its Affiliates and Representatives) that has received information regarding the Target Companies in connection with a potential transaction similar to a Company Transaction to return or destroy such information as soon as practicable.

Purchaser Financing

5.13 In connection with the Purchaser’s financing of the Proposed Transaction, the Seller shall use all reasonable endeavours to cause the Target Companies and its and their Representatives to provide (in all cases prior to Closing), reasonable cooperation in connection with the arrangement of such financing as may be reasonably requested by the Purchaser and that is necessary, customary or advisable in connection with the Purchaser’s efforts to obtain such financing, including:

(a)	furnishing, to the extent reasonably practicable, the Purchaser and its financing sources with relevant information (including customary audited and unaudited financial statements and assistance in the conversion of financial statements prepared under the current applicable accounting standards to U.S. Generally Accepted Accounting Principles) regarding the Target Companies as is necessary, customary or advisable in connection with such financing;

(b)	assisting the Purchaser and its financing sources in the timely preparation of:

(i)	any customary offering memorandum, private placement memorandum, prospectus or information memorandum for any such financing, in each case containing information regarding the Target Companies; and

(ii)	customary materials for rating agency presentations as may be reasonably requested;

Execution Version

(c)	facilitating customary due diligence for such financing as may be reasonably requested, including participating in due diligence calls and meetings, provided that such due diligence does not take up an unreasonable proportion of the time of the management of the Target Companies nor interfere in the operation of their business;

(d)	using reasonable endeavours to require the Target Companies’ independent accountants (at the Purchaser’s expense) to provide such customary accountants’ comfort letters, consents and reports as may be reasonably requested (subject to such accountants’ customary terms as to scope of work and liability) ;

(e)	assisting in the preparation of, and executing one or more, guarantees and other definitive documentation related to the Target Companies and related deliverables relating to the financing and reasonably facilitating the grant of a security interest in collateral and provision of related lender protections; and

(f)	providing customary authorisation letters to the financing sources authorising the distribution of information to prospective lenders,

provided in each case that none of the Seller, the Target Companies or its or their Representatives shall be required to pay any commitment or other similar fee or incur any other liability in connection with the financing prior to Closing; provided further in each case that the effectiveness of any documentation executed by any of the Seller or the Target Companies in connection with such financing shall be subject to Closing.

5.14 The Purchaser shall indemnify and hold harmless the Seller, the Target Companies and its and their Representatives (each an Indemnified Person), as applicable, for all Costs arising out of or in connection with the cooperation provided for in clause 5.13 which any Indemnified Person may suffer or incur in any jurisdiction and all such Costs incurred by any Indemnified Person shall be reimbursed by the Purchaser promptly on demand (and in any event within ten (10) Business Days of delivery of reasonably acceptable documentation evidencing such expenses), including those incurred in connection with the investigation of, preparation for or defence of, any pending or threatened litigation or claim within the terms of this indemnity or any matter incidental thereto, provided that the Purchaser will not be responsible for any Costs which are determined by a judgement of a court of competent jurisdiction to have resulted from the fraud, wilful default or gross negligence on the part of the Indemnified Person, and sums already paid by the Purchaser under this indemnity but which fall within this proviso shall be reimbursed in full.

Serbian Intercompany Debt

5.15 The Seller shall take all lawful steps as are reasonably and timely requested by the Purchaser to cause all of the intercompany indebtedness between any Target Company located in Serbia and any other Target Company or other Affiliate of Seller to be settled in full contemporaneously with or immediately preceding Closing (but, for the avoidance of doubt, only to the extent the borrowings under the Facilities Agreement are concurrently repaid in full in accordance with terms of this Agreement) by capitalisation of such amounts, subject to this not causing any Target Company to be in breach of any covenant under the Facilities Agreement.

Execution Version

US Tax Election

5.16 The Seller will procure that at Closing Black Sea Montenegro d.o.o. will deliver to the Purchaser a duly executed United States Internal Revenue Service Form 8832 (check-the-box form) in the Agreed Form (the Entity Classification Election). The Purchaser is solely responsible for the accuracy, completeness, effectiveness and validity of the Entity Classification Election, and the Seller shall not be liable for any Loss to any member of the Purchaser Group arising out of any such Entity Classification Election or the invalidity thereof. The Purchaser shall indemnify and hold harmless the Seller and its Affiliates for any liability for any Loss arising to the Seller or any of its Affiliates as a consequence of an act or omission of Purchaser or its Affiliates in preparing or filing any such Entity Classification Election.

Further Assurances

5.17 Subject to the terms of this Agreement, the Seller and the Purchaser shall use all reasonable endeavours to take all actions and to cooperate fully in all actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement (including, for the avoidance of doubt, obtaining and delivering the payoff letters referenced in clauses 6.3(a) and 6.3(b). For the avoidance of doubt, this Section 5.17 shall include an obligation for the Seller to, and for the Purchaser to procure that the Note Issuer shall, negotiate in good faith to execute and deliver a fully documented Consideration Note at Closing that is consistent with the Consideration Note Term Sheet.

6. CLOSING

6.1 Closing shall take place at the London office of the Seller’s Lawyers on the third Business Day (or at the Purchaser’s election, up to the fifteenth Business Day) after the Unconditional Date, or, subject to clause 4.3, such other date, time and place as the Seller and the Purchaser mutually agree (the Closing Date), provided that in no event shall Closing occur prior to the date that is 45 days after the date of this Agreement without the Purchaser’s prior written approval.

6.2 The Seller shall not be obliged to complete the sale or purchase of any of the Shares unless all of the Shares are sold and purchased simultaneously and the Seller shall not be obliged to complete the sale or purchase of any of the Shares unless the Purchaser has complied with its obligations under clause 6.3.

6.3 At Closing, the Purchaser shall:

(a)	to the extent set forth in payoff letters delivered to the Purchaser by the Seller prior to Closing, procure repayment and cancellation of any inter-company indebtedness for borrowed money (including accrued interest up to and including Closing) owed by any Target Company to the Seller;

(b)	to the extent set forth in payoff letters delivered to the Purchaser by the Seller prior to Closing, procure repayment and cancellation of the Facilities by the Borrowers in accordance with the terms of the Facilities Agreement and the release of related Security; and

(c)

procure that Starbev Investments S.à r.l. shall offer to redeem in full the SDPO Certificates (together with any accrued and unpaid interest thereon) in accordance with the terms of the Subordinated Deferred Payment Obligations Deed, unless the holders of the SDPO Certificates have confirmed to the Purchaser that no offer is required in accordance with the terms of the Subordinated Deferred Payment Obligations Deed.

Execution Version

6.4 At Closing, each of the parties shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that party or any of its Affiliates (as the case may be) in Schedule 3.

6.5 At Closing, in consideration for the covenants contained in this Agreement, the Purchaser shall assume the obligations of the Seller under the intercompany loan agreement for a principal amount of €6,000,000 dated 26 January 2010 between the Seller as borrower and the Company as lender and (a) shall accept, observe, perform and discharge all the liabilities and obligations of the Seller under such intercompany loan agreement in substitution for the Seller and (b) agrees that the Seller shall be released and discharged from all claims, demands, liabilities and obligations under such inter-company loan agreement.

7. SELLER WARRANTIES

7.1 The Seller warrants to the Purchaser that each of the Seller Warranties is true and accurate in all respects and not misleading at the date of this Agreement. The Seller Warranties shall be deemed to be repeated immediately before Closing by reference to the facts and circumstances then existing as if references in the Seller Warranties, whether express or implied, to the date of this Agreement were references to the date of Closing.

7.2 The liability of the Seller under, and claims with respect to, the Seller Warranties shall (except in the case of fraud or fraudulent misrepresentation by any member of the Deal Team) be subject to the limitations set out in Schedule 4 (Limitation on Claims).

7.3 The Seller undertakes to disclose in writing to the Purchaser anything which is or may constitute a breach of or be inconsistent with any of the Seller Warranties immediately upon its becoming aware of such, whether before, at or after Closing.

7.4 The Seller acknowledges that the Purchaser is entering into this Agreement in reliance upon each of the Seller Warranties.

7.5 The Seller Warranties shall not in any respect be extinguished or affected at Closing.

7.6 The Seller warrants to the Purchaser that:

(a)	the Seller is the sole legal and beneficial owner and is entitled to sell and transfer the full legal and beneficial ownership of the Shares free from Third Party Rights;

(b)	this Agreement and each of the documents which are to be entered into by the Seller pursuant to or otherwise in connection with this Agreement will constitute valid and binding obligations of it in accordance with their respective terms;

(c)	it is validly established, in existence and duly registered under the Laws of its jurisdiction and has full power to conduct its business as conducted at the date of this Agreement;

(d)	it has obtained all corporate authorisations and (other than the Governmental Approvals) all other governmental, statutory, regulatory or other consents, licences and authorisations required to empower it to enter into and perform its obligations under this Agreement, and no other corporate act or other proceeding on the part of the Seller Group is necessary to authorize the execution, delivery or performance of this Agreement or the Transaction Documents and the consummation of the transactions contemplated hereby or thereby; and

Execution Version

(e)	entry into and performance by it of this Agreement and/or any Transaction Documents to which it is a party will not:

(i)	breach any provision of its partnership agreement or equivalent constitutional documents; or

(ii)	(subject, where applicable, to the Condition having been fulfilled) result in a breach of any Laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority, where any such breach would adversely affect to a material extent its ability to enter into or perform its obligations under this Agreement and/or any Transaction Document to which it is a party;

(f)	to the extent it has the ability by contract, as a shareholder or to the extent actually controlling a board of directors or similar governing body of any Target Company, directly or indirectly, to control such matter, it has not taken action or specifically approved any matter that would cause any of the following statements not to be true and accurate in all material respects, and to the actual knowledge (without them having made any enquiry) of the Deal Team and the CVC Company Board Representatives each of the following is true and accurate (save as may be fairly disclosed in the Disclosure Letter or the Supplementary Disclosure Letter):

(i)	each Target Company is duly organised and validly exists under the Laws of the country and state in which it is incorporated and has all requisite powers and authority to own its properties and to carry on its business as presently conducted and to carry out the transactions contemplated by this Agreement;

(ii)	the Shares comprise all of the Capital Stock of the Company and the whole of the allotted and issued share capital of the Company and all of them are fully paid up and all shares held by any Target Company in any other Target Company have been validly issued and allotted and are fully paid up;

(iii)	no Person has the right to call for the issue of any share or loan capital of any Target Company and, save for any rights under the Security, there is no option, right to acquire, mortgage, charge, pledge, lien or other form of security or encumbrance on, over or affecting the shares, Capital Stock or loan capital of any Target Company held by any other Target Company under any option or other agreement or under any conversion rights and there is no commitment to give or create any and no claim has been made by any person to be entitled to any such option or conversion right;

(iv)	as of the Closing, no person which is not the Seller or a Target Company has any right to acquire or exercise the voting rights over any of the Shares or the Capital Stock of any of the Target Companies which is owned by the Seller or one of the Target Companies; and

(v)	all of the authorised and issued Capital Stock of each Target Company is listed in Schedule 1 and such Capital Stock comprises all of the Capital Stock of the Target Companies and the whole of the allotted and issued share capital of the Target Companies and all such Capital Stock shown in Schedule 1 as issued and outstanding is fully paid up and has been validly issued and allotted. Save for any rights under the Security, the Capital Stock of the Target Companies held by other Target Companies is free of all Third Party Rights. The Target Company shown as the owner of each Subsidiary set forth in Schedule 1 wholly owns such Subsidiary except as set forth thereon; and

Execution Version

(g)	the 2009 Tax Deed (i) has not been amended or terminated since its execution and (ii) has had no claims made or paid thereunder.

7.7 The Seller undertakes to the Purchaser that it will pay, when due, all amounts payable under the Contingent Value Right or any Earnout Consideration (in each case as defined in the 2009 Agreement) and will fully indemnify and keep indemnified each Target Company against any failure by the Seller to make any such payment which is owed under any such Contingent Value Right or Earnout Consideration. The Purchaser will procure that each Target Company gives the Seller the right to complete control of any negotiations, the defence of any claims or proceedings or any other matter arising in respect of any such Contingent Value Right or Earnout Consideration and the Seller will pay all Costs arising in connection therewith; provided that the Purchaser shall be entitled to retain the defence of any claim asserting injunctive or equitable relief against any member of the Purchaser Group, and that the Seller shall not agree to any settlement of such claims or proceedings that (a) does not include a complete and unconditional release of the Purchaser Group from all liability with respect thereto or (b) imposes any liability or obligation (including any equitable remedies) on any member of the Purchaser Group.

7.8 The Purchaser acknowledges and agrees that, except as provided under the Seller Warranties and the Management Warranty Deed, no other warranty is made by or on behalf of the Seller or any of its Affiliates or the Target Companies or the Management Warrantors in connection with this Agreement or any Transaction Document. In particular, the Seller and the Management Warrantors do not make any representation or warranty except as expressly set forth herein or in any Transaction Document as to the accuracy of any forecasts, estimates, projections, statements of intent or opinion provided to the Purchaser, its Affiliates or to its or their advisors on or prior to the date of this Agreement (including any documents in the Data Room).

7.9 The aggregate total liability of the Seller in respect of all Claims (including for breach of the Seller Warranties) shall (except in the case of fraud or fraudulent misrepresentation by any member of the Deal Team) not exceed an amount equal to EUR 100,000,000; provided that all liabilities of the Seller in respect of all Claims in respect of any breach of clause 5.13 or clause 7.7 shall be excluded from this aggregate liability limitation and for purposes of satisfying such EUR 100,000,000 amount.

7.10 Subject to the limitations referred to in clause 7.9 and clause 22, the Seller covenants with the Purchaser that it will pay to the Purchaser, the Target Companies and/or any member of the Purchaser Group (the Protected Parties) an amount equal to the damages recoverable under English law which are caused by any breach of this Agreement by the Seller. Any such payment shall be effected by wire transfer of immediately available funds from the Seller to an account designated by the applicable Protected Parties within ten Business Days after the final determination thereof by a court of competent jurisdiction in relation to which either there is no right of appeal or all rights of appeal have expired. Any such payments shall include Default Interest from the date any such Loss is suffered or sustained to the date of payment (it being understood and agreed that the amount of any interest specifically included in a final judgment of an award by the applicable court of competent jurisdiction shall reduce on a Euro for Euro basis any such Default Interest).

Execution Version

8. PURCHASER WARRANTIES AND UNDERTAKINGS

8.1 Each of the Purchaser and the Purchaser Guarantor warrants to the Seller that as at the date of this Agreement:

(a)	this Agreement and each of the Transaction Documents which are to be entered into by it pursuant to or otherwise in connection with this Agreement will constitute valid and binding obligations of it in accordance with their respective terms;

(b)	it is validly incorporated, in existence and duly registered under the Laws of its jurisdiction and has full power to conduct its business as conducted at the date of this Agreement;

(c)	it has obtained all corporate authorisations and (other than the Governmental Approvals) all other governmental, statutory, regulatory or other consents, licences and authorisations required to empower it to enter into and perform its obligations under this Agreement where failure to obtain them would materially and adversely affect its ability to enter into and perform its obligations under this Agreement;

(d)	entry into and performance by each member of the Purchaser Group of this Agreement and/or any Transaction Documents to which it is a party will not:

(i)	breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents; or

(ii)	(subject, where applicable, to fulfilment of the Condition) result in a breach of any Laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority, where any such breach would adversely affect to a material extent its ability to enter into or perform its obligations under this Agreement and/or any Transaction Document to which it is a party;

(e)	it is not insolvent or bankrupt under the Laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them. There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning the Purchaser. No steps have been taken to enforce any security over any assets of the Purchaser and no event has occurred to give the right to enforce such security;

(f)	so far as it is aware, neither it nor any member of the Purchaser Group is subject to any order, judgment, direction, investigation or other proceedings by any Governmental Entity which will, or are likely to, prevent or delay satisfaction of the Condition; and

(g)	the Purchaser has available cash and available loan facilities, which will together at Closing provide in immediately available funds the necessary cash resources to pay the Cash Amount and meet its other obligations under this Agreement, and which, in the case of those loan facilities, involve no material pre-conditions not otherwise satisfied prior to Closing and the Purchaser will be able to satisfy all conditions of drawdown to such agreements at or prior to Closing.

Execution Version

8.2 The warranties in clause 8.1 shall be deemed to be repeated immediately before Closing by reference to the facts and circumstances then existing as if references in such warranties, whether express or implied, to the date of this Agreement were references to the date of Closing.

8.3 Each of the Purchaser and the Purchaser Guarantor undertakes to the Seller that during the Pre-Closing Period it will not and will procure that no other person shall, take any action which would, or would reasonably be expected to, prejudice its ability to pay the amounts payable by the Purchaser to the Seller pursuant to clause 2 or prejudice the Purchaser’s ability to comply with its obligations under clause 6.3.

9. SPECIFIC PERFORMANCE

Each of the Seller and the Purchaser acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, the Seller and the Purchaser agree that the other parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court having jurisdiction over the parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto.

10. POST CLOSING UNDERTAKINGS

Records and information

10.1 Each of the Purchaser and the Seller acknowledges that the other party and its Representatives may need access, from time to time, after Closing to certain accounting and tax records and information held by the other party and its Affiliates to the extent such records and information pertain to events occurring in respect of the Target Companies prior to Closing and agrees that it shall, and shall cause its Affiliates to:

(a)	properly retain and maintain such records until the earlier of the date that is 7 years after Closing and such time as the other party agrees that such retention and maintenance is no longer necessary; and

(b)	allow, subject to the provisions of clause 15, the other party, and its Representatives, reasonable access to inspect, review and make copies of such records as the other party may reasonably deem necessary or appropriate from time to time, during normal business hours and at the expense of the requesting party.

Covered Individuals

10.2 The Seller undertakes (in the event that a claim is made against it in connection with the Proposed Transaction) not to make a claim against (a) any Target Company or (b) except in the case of fraud, bad faith or deliberate concealment by such person, any person who was at any time prior to Closing an employee, officer or director of any Target Company (a Covered Individual) on whom the Seller may have relied in negotiating this Agreement.

10.3 For 6 years from Closing, the Purchaser shall ensure that any indemnity and/or immunity provisions contained in the memorandum and articles of association (or similar constitutional documents) of each Target Company of which a Covered Individual was an employee, officer or director immediately prior to Closing are not amended, repealed or modified in any manner that would affect adversely the rights of any Covered Individual.

Execution Version

10.4 For 6 years from Closing, the Purchaser shall use reasonable efforts to ensure that each Target Company maintains in force such “run-off” directors’ and officers’ liability insurance policies as will enable each Covered Individual to make claims arising out of any matter, cause or event occurring on or before Closing (a Pre-Closing Event) under those policies on terms and conditions that are, in every respect, no less advantageous to the Covered Individual than the directors’ and officers’ liability insurance policies maintained by the Target Companies as at the date of this Agreement, provided that the Purchaser’s obligation under this clause 10.4 shall not require the payment of insurance premiums in excess of 200 per cent. of the current premiums.

10.5 The Purchaser shall (and shall ensure that each Target Company shall), from and after Closing and to the fullest extent permitted in accordance with applicable Laws, waive, release and discharge each Covered Individual (in their capacity as a Covered Individual, and not in any other capacity) from any and all claims, demands, proceedings, causes of action, orders, obligations and liabilities arising out of any Pre-Closing Event which each Target Company has or may at any time have had against any Covered Individual, except in the case of fraud, bad faith or deliberate concealment. The Purchaser shall ensure that, from and after Closing and to the fullest extent permitted in accordance with applicable Laws, each Target Company shall not, directly or indirectly, assert any claim or demand, or commence, institute or cause to be commenced, any proceedings of any kind relating to any Pre-Closing Event against any Covered Individual in such Person’s capacity as a Covered Individual, except in the case of fraud, bad faith or deliberate concealment.

10.6 The provisions of clauses 10.2 to 10.5 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any Covered Individual may have at Law, by contract or otherwise.

Restrictive Covenants

10.7 From the Closing until the date that is the second anniversary of the Closing Date, the Seller shall not (and shall cause each of its Affiliates not to):

(a)	induce or attempt to induce any employee of the Purchaser or any of its Subsidiaries (including the Target Companies) to leave the employment of any member of the Purchaser Group, provided that the foregoing shall not prohibit a general solicitation or advertisement for employment that is not specifically targeted at any such employee; or

(b)	solicit to hire any person who was an employee of any member of the Purchaser Group at any time during the six-month period immediately prior to the date on which such employment would take place, provided that the foregoing shall not prohibit a general solicitation or advertisement for employment that is not specifically targeted at any such employee.

10.8 If, at the time of enforcement of the covenants contained in clause 10.7 (the Restrictive Covenants), a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed and directed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by Law. The Seller acknowledges and agrees that the Restrictive Covenants are being entered into by it in connection with the sale by the Seller of the Shares and the goodwill of the Target Companies’ business pursuant to this Agreement.

Execution Version

10.9 In the event of any breach or violation by the Seller or any of its Affiliates of any of the Restrictive Covenants, the time period of such covenant shall be tolled until such breach or violation is resolved.

Allocation Schedule

10.10 The Seller and the Purchaser agree to the terms of the Allocation Schedule.

11. NO LEAKAGE UNDERTAKING

11.1 The Seller undertakes to the Purchaser that:

(a)	since the Balance Sheet Date there has not been any Leakage; and

(b)	there will not be any Leakage in the Pre-Closing Period.

11.2 Subject to clause 11.3, the Seller undertakes to the Purchaser that if there is a breach of any of the undertakings set out in clause 11.1 by it, it shall, following Closing (or at Closing as a reduction to the Cash Amount to the extent the amount is known and agreed between the Seller and the Purchaser prior to Closing), pay or procure payment in cash to the Purchaser on demand a sum equal to the amount of such Leakage received by the Seller or any of its Affiliates (as the case may be), plus any Tax payable in respect of such payment, plus reasonable costs of recovery of such amounts.

11.3 The liability of the Seller pursuant to this clause 11 shall terminate on the Claim Expiry Date unless prior to that date the Purchaser has notified the Seller of a breach by it of any of the undertakings set out in clauses 11.1 to 11.2.

12. PAYMENTS

12.1 Any payment to be made pursuant to this Agreement by the Purchaser shall be made to the Seller’s Bank Account.

12.2 Any payment to be made pursuant to this Agreement by the Seller shall be made to the Purchaser’s Bank Account.

12.3 Payments under clause 12.1 and 12.2 shall be in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.

12.4 If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay Default Interest on that sum from but excluding the due date to and including the date of actual payment calculated on a daily basis.

13. PURCHASER GUARANTOR

13.1 In consideration of the Seller entering into this Agreement, the Purchaser Guarantor unconditionally and irrevocably guarantees to the Seller and to each of its Affiliates as a continuing obligation until Closing that the Purchaser will comply properly and punctually with its obligations under this Agreement and each Transaction Document (including its

Execution Version

liabilities to pay damages, agreed or otherwise under this Agreement or any Transaction Document) (the Purchaser Guaranteed Obligations). The Purchaser Guarantor’s obligations under this clause 13 shall terminate immediately after Closing has occurred or, if this Agreement is terminated prior to Closing, upon satisfaction of all of the Purchaser’s obligations under this Agreement. If the Closing does not occur, the maximum aggregate liability of the Purchaser Guarantor and the Purchaser hereunder shall be equal to the Share Price.

13.2 The Purchaser Guarantor’s liability under clause 13.1 shall not be discharged or impaired by:

(a)	any amendment, variation or assignment of this Agreement or any Transaction Document or any waiver of its or their terms;

(b)	any release of, or granting of time or other indulgence to, the Purchaser or any third party;

(c)	any winding up, dissolution, reconstruction, legal limitation, incapacity or lack of corporate power or authority or other circumstances affecting the Purchaser (or any act taken by the Seller in relation to any such event); or

(d)	any other act, event, neglect or omission (whether or not known to the Purchaser, the Seller or the Purchaser Guarantor) which would or might (but for this clause) operate to impair or discharge the Purchaser Guarantor liability or afford the Purchaser Guarantor or the Purchaser any legal or equitable defence.

13.3 The Seller may make any number of demands of the Purchaser Guarantor and the Purchaser Guarantor’s obligations under this clause 13 shall be in addition to any rights the Seller may have under any other agreement or security in relation to this Agreement or the Purchaser Guaranteed Obligations. The Seller may enforce its rights against the Purchaser Guarantor without first having recourse to any other such agreement or security or exercising any rights or remedies against the Purchaser.

13.4 Without prejudice to the rights of the Purchaser against the Seller, the Purchaser Guarantor shall be a primary obligor and shall be deemed a principal debtor in respect of its obligations under this Agreement and not a surety.

13.5 Until all of the Purchaser Guaranteed Obligations have been unconditionally and irrevocably discharged, the Purchaser Guarantor agrees that:

(a)	it will not make demand for the payment of any sum from the Purchaser connected with or in relation to the sum demanded by the Seller or claim any set-off or counterclaim against the Purchaser;

(b)	if the Purchaser is bankrupt, insolvent or in liquidation, the Purchaser Guarantor will not prove in any such bankruptcy, insolvency or liquidation in competition with the Seller; and

(c)	any security taken by the Purchaser Guarantor from the Purchaser in consideration of this guarantee and any money received by the Purchaser Guarantor by proving in the bankruptcy, insolvency or liquidation of the Purchaser shall be held in trust absolutely for the Seller in respect of the obligations of the Purchaser Guarantor under this clause 13.

Execution Version

13.6 The Purchaser Guarantor agrees that:

(a)	if any payment received by the Seller from the Purchaser in relation to the Purchaser Guaranteed Obligations is avoided or set aside on the subsequent bankruptcy, insolvency or liquidation of the Purchaser, any amount received by the Seller and subsequently repaid shall not discharge or diminish the liability of the Purchaser Guarantor for the Purchaser Guaranteed Obligations and this clause 13 shall apply as if such payment had at all times remained owing by the Purchaser; and

(b)	after a demand has been made by the Seller under this clause 13 and until the amount demanded has been paid in full, the Seller may take such action as it thinks fit against the Purchaser to recover all sums due and payable to it under this Agreement, without affecting the obligations of the Purchaser Guarantor under this clause 13.

13.7 In consideration of the Seller entering into this Agreement as a separate, additional continuing and primary obligation, the Purchaser Guarantor undertakes to indemnify the Seller and each of its Affiliates against any Costs suffered or incurred by any of them as a result of the Purchaser’s failure to comply properly and punctually with its obligations under this Agreement or any Transaction Document.

14. ANNOUNCEMENTS

14.1 No party shall (and such party shall cause its Affiliates not to) make any press release or announcement (including to employees, customers or suppliers) or issue any circular in connection with the existence or subject matter of this Agreement (or any other Transaction Document) without the prior written approval of the Seller and the Purchaser (such approval not to be unreasonably withheld or delayed), except that the Seller, CVC Capital Partners Limited, the Purchaser and the Purchaser Guarantor shall be entitled to refer to the existence and/or subject matter of this Agreement (or any other Transaction Document):

(a)	when providing information or reports to any of its direct or indirect investors, whether orally or in writing;

(b)	in marketing literature issued or circulated to or directed at potential investors; or

(c)	when making any communications to employees of the Purchaser, the Seller or any of their respective Affiliates in connection with the transactions contemplated by this Agreement,

provided in each case that any information disclosed with regard to the terms of the Proposed Transaction does not contradict the description of the Proposed Transaction in the Agreed Form

14.2 The restriction in clause 14.1 shall not apply to:

(a)	a press announcement issued by the Seller and the Purchaser on the date of this Agreement in the Agreed Form;

(b)	the extent that the announcement or circular is required by Law, by any stock exchange or any regulatory or other supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of Law; or

Execution Version

(c)	the extent of any offering materials (including any circular), investor presentations or other communications in the ordinary course of the Purchaser’s financing of the transactions contemplated by this Agreement.

14.3 If the exceptions set out in clauses 14.2(b) or 14.2(c) apply, the party making the announcement or communications or issuing the circular shall use its reasonable efforts to consult with (in the case of the Seller) the Purchaser or (in the case of the Purchaser or Purchaser Guarantor) the Seller in advance as to its form, content and timing and shall not include in it any information disclosed with regard to the terms of the Proposed Transaction which contradicts the description of the Proposed Transaction in the Agreed Form.

15. CONFIDENTIALITY

15.1 For the purposes of this clause 15:

(a)	Confidential Information means:

(i)	(in relation to the obligations of the Purchaser and the Purchaser Guarantor) any information received or held by the Purchaser (or any of its Representatives) relating to the Seller Group or any of the Target Companies (it being understood that the Purchaser Group and their Representatives shall not be limited in their ability to disclose (A) any information relating to the Target Companies or their business after Closing (provided that such disclosure shall not contradict the description of the Proposed Transaction in the Agreed Form) or (B) with respect to their financing of the transactions contemplated by this Agreement, prior to Closing, provided that to the extent of such disclosure in this clause (B), the disclosing party shall use its reasonable efforts to consult with the Seller in advance as to its form, content and timing and shall not include in such disclosure any information disclosed with regard to the terms of the Proposed Transaction which contradicts the description of the Proposed Transaction in the Agreed Form; or

(ii)	(in relation to the obligations of the Seller) any information received or held by the Seller (or any of its Representatives) relating to the Purchaser Group or any of the Target Companies (it being understood that the Seller and its Affiliates and Representatives shall not be limited in their ability to disclose any information relating to the Target Companies or their business prior to Closing, except as provided herein); and

(iii)	(in relation to the obligations of the Purchaser, the Purchaser Guarantor and the Seller) information relating to the provisions of, and negotiations leading to, this Agreement and the other Transaction Documents; provided that nothing in this Agreement will prohibit the Purchaser or any of its Affiliates from making or sending after Closing any announcement to any customer, client or supplier of the Target Companies informing it that the Purchaser has purchased the Shares, and includes written information and information transferred or obtained orally, visually, electronically or by any other means; and

(b)	Representatives means, in relation to a party, its respective Affiliates and the directors, officers, employees, agents, advisers, financing sources, accountants and consultants of that party and/or of its respective Affiliates.

Execution Version

15.2 Each party shall (and shall ensure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose Confidential Information to any person except:

(a)	as clause 14 or this clause 15 permits; or

(b)	with the prior written approval of (in the case of the Purchaser or Purchaser Guarantor disclosing) the Seller and (in the case of the Seller disclosing) the Purchaser.

15.3 Clause 15.2 shall not prevent disclosure by a party or its Representatives to the extent it can demonstrate that:

(a)	disclosure is required by Law or by any stock exchange or any regulatory, governmental or antitrust body (including any Tax Authority) having applicable jurisdiction (provided that the disclosing party shall first inform (in the case of the Purchaser or the Purchaser Guarantor disclosing) the Seller and (in the case of the Seller disclosing) the Purchaser of its intention to disclose such information and take into account the reasonable comments of (in the case of the Purchaser or the Purchaser Guarantor disclosing) the Seller and (in the case of the Seller disclosing) the Purchaser);

(b)	disclosure is of Confidential Information which was lawfully in the possession of that party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy prior to its being received or held; provided that this exception shall not be applicable with respect to Confidential Information of the Target Companies held prior to Closing by the Seller or any of its Affiliates (other than the Target Companies) or any of their respective Representatives;

(c)	disclosure is of Confidential Information which has previously become publicly available other than through that party’s fault (or that of its Representatives);

(d)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement (or any other Transaction Document);

(e)	such disclosure is made on a confidential basis to lending banks or other funding parties or prospective funding (whether debt or equity) parties of the Purchaser;

(f)	such disclosure was approved by the other parties in writing in advance;

(g)	in the case of the Seller and CVC Capital Partners Limited only, such disclosure is made to any of their direct or indirect investors or prospective investors together with their directors, officers, advisors or agents, provided (i) the disclosure excludes any information regarding the business or prospects of the Target Companies and (ii) such information is disclosed on a confidential basis; or

(h)	such disclosure is required to vest in that party the full benefit of this Agreement.

15.4 Each party undertakes that it (and its Affiliates) shall only disclose Confidential Information to Representatives if it is reasonably required for purposes connected with this Agreement and only if the Representatives are informed of the confidential nature of the Confidential Information.

Execution Version

15.5 If this Agreement terminates, the Purchaser and the Purchaser Guarantor shall (as soon as practicable on request by the Seller) so far as it is practicable to do so, use all reasonable endeavours to expunge such Confidential Information from any computer, word processor or other device, and at the Purchaser’s option, either destroy or return to the Seller any document (including any note, analysis or memorandum prepared by or on behalf of the Purchaser or any of its Representatives) containing Confidential Information and any copy which may have been made.

15.6 The Confidentiality Agreement shall terminate immediately upon Closing.

15.7 Notwithstanding anything to the contrary in this clause 15, the Purchaser and its Affiliates shall not be precluded from using or disclosing the Target Companies’ Confidential Information in any manner following Closing.

16. ASSIGNMENT

16.1 Except as provided in this clause 16 or unless the Seller and the Purchaser specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it. Any purported assignment in contravention of this clause 16 shall be void.

16.2 The Purchaser may assign the benefit of this Agreement and/or of any other Transaction Document to which it is a party (in whole or in part) to, and it may be enforced by, any Permitted Assignee as if it were the Purchaser under this Agreement. Any Permitted Assignee to whom an assignment is made in accordance with the provisions of this clause 16 may itself make an assignment as if it were the Purchaser under this clause 16. For this purpose, a Permitted Assignee means any member or members of the Purchaser Group and/or any third party or third parties which is the legal or beneficial owner from time to time of any or all of the Shares or the assets of the Target Companies.

16.3 If an assignment is made in accordance with this clause 16, the liabilities of the parties under this Agreement shall be no greater than such liabilities would have been if the assignment had not occurred.

17. FURTHER ASSURANCES

17.1 Each of the parties shall execute such further documents as may be required by Law or be necessary to implement and give effect to this Agreement. The Seller acknowledges and agrees that, from and after Closing, the Purchaser will be entitled to possession of all documents, books, records (including Tax Returns and other Tax records), agreements and financial data of any sort relating to the Target Companies and the Seller shall deliver to the Purchaser (or make available to the Purchaser’s reasonable satisfaction) on or prior to Closing any such documents, books, records that are in possession or the Seller or any of its Affiliates (other than any Target Companies) or any of their Representatives.

17.2 Each of the parties shall procure that its Affiliates comply with all obligations under this Agreement which are expressed to apply to any such Affiliates.

Execution Version

18. COSTS

18.1 Subject to clause 18.2 and except as otherwise provided in this Agreement (or any other Transaction Document), the Seller shall be responsible for all Costs, charges and other expenses incurred by it, any Target Company and any of their respective Affiliates, and the Purchaser shall be responsible for all Costs, charges and other expenses incurred by it and its Affiliates (excluding, for the avoidance of doubt, the Target Companies) in connection with the Proposed Transaction.

18.2 The Purchaser or its Affiliates shall bear all stamp duty, notarisation fees or other documentary transfer or transaction duties, and all stamp duty reserve tax, stamp duty land tax and any other transfer taxes including in each case any related interest or penalties arising as a result of this Agreement or of any of the other Transaction Documents (Transfer Taxes). The Purchaser and the Seller shall cooperate in the timely completion and filing of any Tax Returns that must be filed in connection with any Transfer Taxes.

18.3 The Share Price due and payable hereunder shall be paid free and clear of all deductions or withholdings, save only as required by law or permitted under clause 22.2. If any deduction or withholding (other than pursuant to clause 22.2) is required by applicable Law from the Share Price, then the Purchaser shall account for the amount required to be deducted or withheld to the relevant authority and pay the Seller such additional amount, as will, after such deduction or withholding has been made, leave the Seller with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

19. NOTICES

19.1 Any notice in connection with this Agreement shall be in writing in English and delivered by hand, fax, registered post or courier using an internationally recognised courier company. A notice shall be effective upon receipt and shall be deemed to have been received

(a)	at the time of delivery, if delivered by hand, registered post or courier; or

(b)	at the time of transmission if delivered by fax,

provided that in either case, where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

19.2 The addresses and fax numbers of the parties for the purpose of clause 19.1 are:

Seller

Address:	22 Grenville Street, St Helier, JE4 8PX, Jersey, Channel Islands

Fax:	+44 1534 609333

For the attention of:	Mary Gallagher

With a copy (which shall not constitute notice) to:

Address:	CVC Capital Partners Limited 111 Strand London WC2R OAG United Kingdom
Fax:	+44 20 7420 4251

For the attention of:	Richard Perris

Execution Version

Purchaser or the Purchaser Guarantor

Address:	1227 17th Street, Suite 3200 Denver, Colorado 80202 United States of America

Fax:	+1 303 277-7407

For the attention of:	Samuel D. Walker

With a copy (which shall not constitute notice) to:

Address:	Kirkland & Ellis LLP 300 N. LaSalle St. Chicago, Illinois 60654 United States of America

Fax:	+1 312 862 2200

For the attention of:	R. Scott Falk, P.C. Roger D. Rhoten

19.3 A party may notify the other parties to this Agreement of a change to its name, relevant addressee, address or facsimile number for the purposes of clause 19.2; provided that a change shall only be effective on the date specified in the relevant notice as the date on which the change is to take place.

20. CONFLICT WITH OTHER AGREEMENTS

If there is any conflict between the terms of this Agreement and any other agreement, this Agreement shall prevail (as between the parties to this Agreement and as between any of their Affiliates) unless (i) such other agreement expressly states that it overrides this Agreement in the relevant respect and (ii) the parties to this Agreement are either also parties to that other agreement or otherwise expressly the parties to this Agreement agree in writing that such other agreement shall override this Agreement in that respect.

21. WHOLE AGREEMENT

This Agreement (including the Schedules hereto), the Confidentiality Agreement and the other Transaction Documents together set out the whole agreement between the parties in respect of the Proposed Transaction and supersede any prior agreement (whether oral or written) relating to the Proposed Transaction. It is agreed that:

(a)	no party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking made by or on behalf of the other party (or any of its Connected Persons) in relation to the Proposed Transaction which is not expressly set out in this Agreement or any other Transaction Document;

Execution Version

(b)	any terms or conditions implied by Law in any jurisdiction in relation to the Proposed Transaction are excluded to the fullest extent permitted by Law or, if incapable of exclusion, any right, or remedies in relation to them are irrevocably waived;

(c)	the only right or remedy of a party in relation to any provision of this Agreement or any other Transaction Document shall be for breach of this Agreement or the relevant Transaction Document; and

(d)	except for any liability in respect of a breach of this Agreement or any other Transaction Document, no party (or any of its Connected Persons) shall owe any duty of care or have any liability in tort or otherwise to the other parties (or their respective Connected Persons) in relation to the Proposed Transaction, provided that this clause shall not exclude any liability for (or remedy in respect of) fraud or fraudulent misrepresentation by any member of the Deal Team. Each party agrees to the terms of this clause 21 on its own behalf and as agent for each of its Connected Persons. For the purpose of this clause, Connected Persons means (in relation to a party) the officers, employees, agents and advisers of that party or any of its Affiliates.

22. SET-OFF

22.1 Subject to clauses 22.2 and 22.3, the Purchaser waives and relinquishes any right of set-off or counterclaim, deduction or retention which the Purchaser might otherwise have out of any payments which the Purchaser may be obliged to make (or procure to be made) to the Seller pursuant to this Agreement or otherwise.

22.2 If and to the extent that there has been a breach by the Seller of the undertakings in clause 11.1 and the exact amount of the Leakage is known and has been agreed between the parties, that amount can be set off against the Cash Amount payable at Closing or pursuant to clause 22.3.

22.3 If and to the extent that the Purchaser makes a claim before the Claim Expiry Date against the Seller for damages for breach of this Agreement or the Management Warranty Deed which claim specifies the amount of damages claimed (up to the aggregate liability of the Seller under this Agreement and the Management Warranty Deed) then the Purchaser shall have the right (but not the obligation), if it so elects, to set off the payment of the damages so claimed against any amount which remains outstanding and payable under the Consideration Note (and for any portion of the Consideration Note remaining outstanding as of the maturity date of such Consideration Note to be held back in an amount equal to the damages so claimed in relation to any unresolved claims properly made before the Claim Expiry Date, until such time as the damages payable with respect to such claim or claims is finally determined).

23. WAIVERS, RIGHTS AND REMEDIES

Except as expressly provided in this Agreement, no failure or delay by any party in exercising any right or remedy relating to this Agreement or any of the Transaction Documents shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

Execution Version

24. COUNTERPARTS

This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

25. VARIATIONS

No amendment of this Agreement (or of any other Transaction Document) shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it.

26. INVALIDITY

Each of the provisions of this Agreement and the other Transaction Documents is severable. If any such provision is held by a court of competent jurisdiction to be or becomes invalid or unenforceable in any respect under the Law of any jurisdiction, it shall have no effect in that respect and the parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

27. THIRD PARTY ENFORCEMENT RIGHTS

27.1 The Connected Persons specified in clause 21 (Whole Agreement) shall have the right to enforce the relevant terms of that clause and the Covered Individuals shall have the right to enforce the terms of clauses 10.2 to 10.6 (inclusive) by reason of the Contracts (Rights of Third Parties) Act 1999. This right is subject to (i) the rights of the parties to amend or vary this Agreement without the consent of any Connected Person or the Covered Individuals and (ii) the other terms and conditions of this Agreement.

27.2 Except as provided in clause 27.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

28. GOVERNING LAW AND JURISDICTION

28.1 This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, English Law.

28.2 Except as expressly provided otherwise in this Agreement, the English courts shall have exclusive jurisdiction in relation to all disputes (including claims for set-off and counterclaims) arising out of or in connection with this Agreement including, without limitation, disputes arising out of or in connection with (i) the creation, validity, effect, interpretation performance or non-performance of, or the legal relationships established by, this Agreement and (ii) any non-contractual obligations arising out of or in connection with this Agreement. For such purposes each party irrevocably submits to the jurisdiction of the English courts and waives any objection to the exercise of such jurisdiction.

28.3 The Seller shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be CVC Capital Partners Limited currently of 111 Strand, London WC2R 0AG and any claim form, judgment or other notice of legal process shall be

Execution Version

sufficiently served on the Seller if delivered to such agent at its address for the time being. The Seller irrevocably undertakes not to revoke the authority of this agent and if, for any reason, the Purchaser requests the Seller to do so, it shall promptly appoint another such agent with an address in England and advise the Purchaser. If, following such a request, the Seller fails to appoint another agent, the Purchaser shall be entitled to appoint one on behalf of the Seller at the Seller’s expense.

28.4 The Purchaser shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be Molson Coors Brewing Company (UK) Limited currently of 137 High Street, Burton upon Trent, Staffs DE14 1JZ, Attn: Sue Albion, and any claim form, judgment or other notice of legal process shall be sufficiently served on the Purchaser if delivered to such agent at its address for the time being. The Purchaser irrevocably undertakes not to revoke the authority of this agent and if, for any reason, the Seller requests the Purchaser to do so, it shall promptly appoint another such agent with an address in England and advise the Seller. If, following such a request, the Purchaser fails to appoint another agent, the Seller shall be entitled to appoint one on behalf of the Purchaser at the Purchaser’s expense.

28.5 The Purchaser Guarantor shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be Molson Coors Brewing Company (UK) Limited currently of 137 High Street, Burton upon Trent, Staffs DE14 1JZ, Attn: Sue Albion, and any claim form, judgment or other notice of legal process shall be sufficiently served on the Purchaser Guarantor if delivered to such agent at its address for the time being. The Purchaser Guarantor irrevocably undertakes not to revoke the authority of this agent and if, for any reason, the Seller requests the Purchaser Guarantor to do so, it shall promptly appoint another such agent with an address in England and advise the Seller. If, following such a request, the Purchaser Guarantor fails to appoint another agent, the Seller shall be entitled to appoint one on behalf of the Purchaser Guarantor at the Purchaser Guarantor’s expense.

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SCHEDULE 2

CONDUCT OF THE TARGET COMPANIES PRE-CLOSING

The matters referred to in clause 5.1 are that:

(a)	no Target Company declares or pays any dividend or other distribution (whether in cash, stock or in kind), other than to another Target Company wholly owned, directly or indirectly, by the Seller, or reduces its paid-up share capital;

(b)	no Target Company issues or agrees to issue or allots any Capital Stock, other than to another Target Company wholly owned, directly or indirectly, by the Seller;

(c)	no Target Company enters into any transactions with the Seller Group other than in a manner and on terms consistent with previous practice in the 12 months prior to the date of this Agreement;

(d)	no Target Company (i) employs or agrees to employ any new full or part time persons in a senior managerial capacity or dismisses any senior level employee, (ii) makes changes (other than those required by Law) in terms of employment (including pension fund commitments), benefits or compensation, except for (A) inflation adjusted wage increases to employees (other than executive committee members) in the ordinary course of business consistent with past practice) and (B) market-based increases of not more than the lesser of 20 per cent. or €10,000 per employee made in the ordinary course of business to not more than 30 employees (other than executive committee members), (iii) makes or grants any bonus to any employee or group of employees (other than transaction related bonuses to up to 10 employees of up to EUR 400,000 in total), or make or grant any increase in any employee benefit plan or arrangement, or amend or terminate any existing employee benefit plan or arrangement or adopt any new employee benefit plan or arrangement;

(e)	except in accordance with the Budget, no Target Company enters into, amends or terminates any contract outside the ordinary course of business which has a value or is likely to involve expenditure in excess of €300,000 per annum or which cannot be performed within its terms within 3 years after the date on which it is entered into;

(f)	no Target Company institutes or settles any litigation where that action is likely to result in a payment to or by the Target Companies of €1,000,000 or more (except for collection of trading debts in the ordinary course of business);

(g)	no Target Company changes or resolves to change its name or to alter its memorandum or articles of association or other constitutional documents;

(h)	no Target Company issues any notes, bonds or other debt securities, or otherwise incurs any additional Indebtedness except for overdrafts, other short term borrowings or accrual of interest in the normal course of business;

(i)	no Target Company mortgages or pledges any of its properties or assets (including any Capital Stock of any Target Company or any Intellectual Property) or subjects them to any Third Party Rights, except for (i) Permitted Encumbrances (ii) liens arising in the ordinary course of business and (iii) any charges arising by the operation or purported operation of title retention clauses in the ordinary course of business;

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(j)	no Target Company sells, assigns, transfers, abandons or permits to lapse any Intellectual Property rights;

(k)	no Target Company merges, consolidates or engages in any other business combination with any person, or makes any material purchase or divestiture of any assets or any business, other than (i) the purchase and sale of inventory in the ordinary course of business, where the value of the purchase or divestiture exceeds €1,000,000 and (ii) capital projects in the ordinary course of business to the extent consistent with the Budget; provided that the following land sales shall be permitted so long as each such sale is on commercially reasonable terms in the good faith judgment of the applicable Target Company and the price therefor is not less than 90 per cent. of the estimated price set forth next to the name of such land below:

(i)	Blaj (Old brewery) in Romania (€400,000);

(ii)	Baia Mare (Old brewery) in Romania (€100,000);

(iii)	Zemun Land in Serbia (€1,500,000);

(iv)	Apartments in Apatin in Serbia (€500,000);

(v)	the warehouse near the coast in Montenegro (€300,000);

(vi)	Zapresic land in Croatia (€9,000,000); and

(vii)	Radotin in the Czech Republic (€3,200,000);

(l)	no Target Company makes any loans or advances to, guaranties for the benefit of, or any investments in, any Person (other than expense advances to any Target Company’s employees in the ordinary course of business consistent with past practice); provided that the Target Companies may continue, extend or renew the existing loan made to Konzum in the ordinary course consistent with the existing terms in the applicable Target Company’s good faith business judgment, so long as the terms of such loan are consistent with the existing loan and the loan amount does not exceed 110 per cent. of the current loan amount;

(m)	no Target Company makes any change in any method of accounting or accounting policies, except as required under applicable Law;

(n)	no Target Company enters into any agreement or arrangement prohibiting or restricting it from freely engaging in any business or otherwise restricting the conduct of its business anywhere in the world, except for exclusivity provisions with third party distributors entered into in the ordinary course of business consistent with past practice;

(o)	no Target Company changes its policies or practices applicable to the historical working capital levels of the Target Companies or takes any other action with the intent or having the purpose of adversely affecting the Target Companies after the Closing as compared to prior to the Closing (such as delaying the purchase or payment of inventory) or otherwise materially decreases the inventory of the Target Companies;

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(p)	no Target Company makes or changes any Tax election outside the ordinary course of business, changes an annual accounting period, files any amended Tax Return outside the ordinary course of business, enters into any closing agreement with any Tax Authority, settles any Tax claim or assessment relating to a Target Company, surrenders any right to claim a refund of Taxes, consents to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to any Target Company, or takes any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of any Target Company for any period ending after the Closing Date by more than €200,000 or decreasing any Tax attribute of any Target Company existing on the Closing Date by more than €200,000; and

(q)	no Target Company commits, agrees to or contracts to do any of the foregoing.

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SCHEDULE 3

CLOSING ARRANGEMENTS

Part A : Seller Obligations

At Closing, the Seller shall deliver or ensure that there is delivered to the Purchaser to its reasonable satisfaction (or made available to the Purchaser’s reasonable satisfaction):

(a)	a copy of a resolution (certified by a duly appointed officer as true and correct) of the board of directors of the General Partner authorising the execution of and the performance by it of its obligations under this Agreement and each of the Transaction Documents to be executed by it;

(b)	a copy (certified by a duly appointed officer as true and correct) of the Investor Consent (as defined in the LP Agreement) approving the execution of and the performance by the Seller of its obligations under this Agreement and each of the Transaction Documents to be executed by it;

(c)	a copy (certified by a duly appointed officer as true and correct) of the Investor Director Consent (as defined in the LP Agreement) approving the execution of and the performance by the Seller of its obligations under this Agreement and each of the Transaction Documents to be executed by it;

(d)	a transfer form in the Agreed Form into the name of the Purchaser in respect of all the Shares, duly executed by the Seller and counter-signed by the Company, together with any power of attorney or other authority under which those transfers have been executed;

(e)	a copy of the share register of the Company (certified by a duly appointed officer of the Company as true and correct) with the Purchaser duly registered as the new owner of the Shares as at the Closing Date;

(f)	duly signed resignations in the Agreed Form from each Director of each Target Company incorporated in Luxembourg or the Netherlands (except from those persons expressly exempted from this requirement by the Purchaser in writing on or before Closing) resigning their offices and releasing the relevant Target Company from all claims and rights of action whatsoever;

(g)	evidence of termination of all agreements providing for any rights of or payments from any Target Company to any member of the Seller Group (including the Monitoring Agreement and any other management agreement with CVC Capital Partners Limited or its Affiliates) without further obligation thereunder;

(h)	signed security release instruments in customary form allowing the filing with the appropriate registries after Closing by the Purchaser of such documents as will validly release the Security and/or remove the Security from such registries;

(i)	evidence of the Seller’s compliance with clause 5.15 of this Agreement; and

(j)	duly executed United States Internal Revenue Service Form 8832 (check-the-box form) in the Agreed Form, along with a board consent from the board of directors of Black Sea Montenegro d.o.o. authorising the relevant officer to sign the Form 8832.

Execution Version

Part B : Purchaser Obligations

At Closing, the Purchaser shall:

(a)	deliver (or ensure that there is delivered to the Seller) a copy of a resolution (certified by a duly appointed officer as true and correct) of the board and/or supervisory board (as necessary to provide valid authorisation) of directors of the Purchaser (or, if required by the Law of its jurisdiction or its articles of association, by-laws or equivalent constitutional documents, of its shareholders) authorising the execution of and the performance by the relevant company of its obligations under this Agreement and each of the Transaction Documents to be executed by it;

(b)	counter-sign the transfer form referred to in paragraph (d) of Part A above;

(c)	pay by electronic funds transfer for value on the Closing Date an amount equal to the Cash Amount, without any deduction or withholding except as permitted under clause 22.2, to the Seller’s Bank Account;

(d)	comply with its obligations under clause 6.3 of this Agreement; and

(e)	ensure that there is delivered to the Seller the duly executed Consideration Note.

Part C : Purchaser Guarantor Obligations

At Closing, the Purchaser Guarantor shall deliver (or ensure that there is delivered to the Seller) a copy of a resolution (certified by a duly appointed officer as true and correct) of the board and/or supervisory board (as necessary to provide valid authorisation) of directors of the Purchaser Guarantor (or, if required by the Law of its jurisdiction or its articles of association, by-laws or equivalent constitutional documents, of its shareholders) authorising the execution of and the performance by it of its obligations under this Agreement and each of the Transaction Documents to be executed by it.

Part D : General

1. If any document listed in this Schedule 3 is required to be notarised, the parties shall execute such document at a location notified by the Seller to the Purchaser at least 2 Business Days (or such longer time as the Purchaser reasonably requests) before Closing where a notary with the required qualification will be present.

2. All documents and items delivered at Closing pursuant to this Schedule 3 shall be held by the recipient to the order of the person delivering the same until such time as Closing shall be deemed to have taken place. Simultaneously with:

(a)	delivery of all documents and all items required to be delivered at Closing (or waiver of the delivery of it by the person entitled to receive the relevant document or item);

(b)	receipt of an electronic funds transfer to the Seller’s Bank Account in immediately available funds of the Cash Amount;

(c)	receipt by the Seller of a certificate representing the Consideration Note; and

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(d)	the payment and cancellation of inter-company debt and the Facilities to the extent required by clause 6.3 of this Agreement; the documents and items delivered in accordance with this Schedule 3 shall cease to be held to the order of the person delivering them and Closing shall be deemed to have taken place.

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SCHEDULE 4

LIMITATION ON CLAIMS

1. PURCHASER TO NOTIFY POTENTIAL CLAIMS

If the Purchaser becomes aware of any fact, matter, event or circumstance by virtue of which the Seller is or is reasonably likely to become liable under any of the Seller Warranties, the Purchaser shall as soon as reasonably practicable and in any event within 30 days of becoming aware thereof inform the Seller in writing specifying in reasonable detail (to the extent readily available and legally permissible) the fact, matter, event or circumstance giving rise to that liability and giving an estimate of the alleged Loss if practicable and without prejudice to the Purchaser’s ability subsequently to amend the amount which may be claimed against the Seller in respect of that Loss; provided that the failure of the Purchaser to so notify the Seller shall not relieve the Seller of its obligations hereunder except to the extent that the Loss increases as a result of any such failure or delay.

2. TIME LIMIT ON CLAIMS

No claim for payment shall be brought by the Purchaser under the Seller Warranties unless the Purchaser shall have given notice in writing to the Seller of that claim specifying (in reasonably sufficient detail to the extent readily available) the matter giving rise to the claim, the nature of the breach and the amount claimed (with a breakdown of the estimated Loss alleged to have been suffered) if practicable and without prejudice to the Purchaser’s ability subsequently to amend the amount of its claim. The Seller shall not be liable in respect of any claim under the Seller Warranties unless written notice of such claim has been given to the Seller by or on behalf of the Purchaser no later than the Claim Expiry Date.

3. SPECIFIC LIMITATIONS

3.1 The amount of Losses recoverable by a member of the Purchaser Group with respect to a Claim for breach of a Seller Warranty shall be reduced by the amount of any insurance payment recovered by such member of the Purchased Group (or an Affiliate thereof) with respect to such Claim (net of any increase in premiums resulting from such recovery); provided that the Purchaser shall pursue in good faith, to the extent reasonably consistent with its customary practices, any available insurance recovery with respect to such Losses.

4. MAXIMUM LIABILITY

The aggregate total liability of the Seller in respect of all Claims (including for breach of the Seller Warranties), but excluding any claims for fraud or fraudulent misrepresentation by any member of the Deal Team, shall not exceed the amount set out in clause 7.9.

5. CONDUCT OF CLAIMS

If the fact, matter, event or circumstance that may give rise to a claim against the Seller under any of the Seller Warranties or other covenants or agreements hereunder relates to or is in connection with an actual or threatened claim, action or demand by or liability to a third party (a third party claim) then:

(a)	the Purchaser shall consult with the Seller prior to making any admission of liability, agreement or compromise with any person, body or authority in relation to such matter and the Purchaser shall, at the written request of the Seller:

Execution Version

(i)	subject to sub-paragraph (ii) below, if so requested, permit the Seller to participate in all matters relating to the third party claim as the Purchaser may deem appropriate including the appointment of lawyers and other professional advisers, the conduct of all proceedings and the making of any settlement or compromise of the third party claim but without prejudice to the rights of the Purchaser or any member of the Purchaser Group to deal with such matter;

(ii)	in the case of any claim under or for breach of clause 7.7 will ensure that the Seller is given the right to complete control of the conduct of all negotiations, dispute resolution procedures and other matters arising in connection therewith (at the cost of the Seller) and that no Target Company makes any admission as to any amount owed under or other matter arising in connection with the Contingent Value Right or any Earnout Consideration (in each case as defined in the 2009 Agreement), subject to the exceptions and limitations set forth in clause 7.7;

(iii)	allow the Seller reasonable access to information and to employees of the Purchaser or the relevant Subsidiary of the Purchaser or any other relevant member of the Purchaser Group relating to such matters within the control of the Purchaser; provided that the Seller shall give reasonable notice of any access to information or employees which may be requested and provided further that the provision of such access does not interfere with the operation of the business of the Purchaser Group for the purpose of avoiding, contesting, disputing, resisting, appealing, compromising or defending the third party claim,

(b)	the Purchaser shall in any event keep the Seller informed as to the steps which are being taken in connection with the third party claim; provided, however, that the Purchaser shall not be required to do anything which could adversely impact the legal and/or litigation privilege in respect of any information relating to such matter; provided that the failure to so inform the Seller shall not relieve the Seller of its obligations hereunder except to the extent that (and only to the extent that) the Seller has been prejudiced thereby.

6. OTHER LIMITATIONS

6.1 The Seller shall not be liable for any Claim if and to the extent that the fact, matter, event or circumstance giving rise to the Claim is reserved for in the Accounts.

6.2 The Seller shall not be liable for any Claim to the extent that it would not have arisen but for, or has been increased or not reduced:

(a)	as a result of, any voluntary act, omission or transaction carried out before Closing, by any Target Company acting at the written direction or request of the Purchaser or any member of the Purchaser Group; or

(b)	by the Purchaser’s failure to cause the Target Companies to be operated in a commercially reasonable manner following the Closing.

6.3 Where the Seller made a payment to the Purchaser in relation to any Claim and the Purchaser or any member of the Purchaser Group recovers (whether by insurance, payment, discount, credit, relief or otherwise) from a third party a sum which indemnifies or compensates the Purchaser or any member of the Purchaser Group (in whole or in part) in

Execution Version

respect of the liability or loss which is the subject of a Claim, the Purchaser or relevant member of the Purchaser Group shall pay to the Seller as soon as practicable after receipt an amount equal to the amount recovered from the third party (net of Taxation and less any Costs of recovery, including any increase in insurance premiums).

6.4 The Seller shall not be liable to satisfy any Claim to the extent of any corresponding amount (if any) by which any Tax for which the Purchaser or any member of the Purchaser Group would otherwise have been accountable or liable to be assessed is actually reduced or extinguished as a result of the matter(s) giving rise to the Claim.

6.5 The Seller shall not be liable for any Claim if and to the extent it is attributable to, or the amount of such Claim is increased as a result of, any: (i) legislation not in force at the date of this Agreement (it being understood and agreed that, if legislation not in force at the date of this Agreement has replaced legislation that did exist at the date of this Agreement, any damages shall be determined by reference to the corresponding legislation that existed at the date of this Agreement such that this clause (i) serves only to ignore the extent of the changes resulting from such new legislation); (ii) change of law, regulation, directive, requirement or administrative practice or (iii) change in the rates of Taxation in force at the date of this Agreement.

6.6 The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any Loss that gives rise to more than one claim.

6.7 Neither the Purchaser nor any member of the Purchaser Group shall be entitled to claim for any punitive or special loss, loss of profit, loss of goodwill or possible business after Closing, whether actual or prospective, or for any indirect or consequential loss, except in each case to the extent actually paid or required to be paid by the Purchaser or a member of the Purchaser Group to a third party.

7. BOOKS AND RECORDS

Upon any claim for breach of a Seller Warranty being made and at the Seller’s cost, the Purchaser will (and will cause the each Subsidiary of the Purchaser and each other member of the Purchaser Group to) promptly on request provide the Seller with access to all such books, records, documents and information as the Seller may reasonably request in connection with the claim; provided that the Purchaser shall not be required to make available any information which would cause the loss of legal and/or litigation privilege in respect of such information for so long as any actual or prospective claim remains outstanding.

8. PAYMENTS IN REDUCTION OF PURCHASE PRICE

Unless otherwise required by Law, any payment made by the Seller in respect of any claim under the Seller Warranties shall constitute or be deemed to constitute a reduction in the Share Price and shall (to the extent possible) be allocated to or against the consideration for the Shares or be deemed to constitute a reduction in the consideration for the Shares.

9. MITIGATION

The parties hereby affirm (and do not waive) any applicable common law duty to mitigate any Losses that result from a breach of this Agreement.

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SCHEDULE 5

ALLOCATION OF THE SHARE PRICE

(1) Target Company	(2) Allocation of the Share Price(€)
…
Total:	€	[	]

Prior to Closing, the Purchaser shall provide to the Seller a draft of this Schedule 5 showing its proposed allocation of the Share Price for discussion with the Seller. The Seller and the Purchaser shall act in good faith to agree on the final form of this Schedule (including any changes to this Schedule as a result of any adjustments to the Share Price) within 60 days after the Closing Date. Neither the Seller nor the Purchaser (nor any of their respective Affiliates) shall take any position on any Tax Return or before any Tax Authority which is inconsistent with the final form of this Schedule, unless otherwise required by Law.

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SCHEDULE 6

DEFINITIONS AND INTERPRETATION

1. Definitions. In this Agreement, the following words and expressions shall have the following meanings:

2009 Agreement means the Agreement for the Sale of and Purchase of the Companies, dated as of 14 October 2009, by and among Interbrew Central European Holding BV, Starbev S.a r.l. and Anheuser-Busch Inbev NV/SA (as amended by an amendment agreement dated 30 November 2009);

2009 Tax Deed means the tax deed dated 2 December 2009 between Interbrew Central European Holding BV and Starbev S.a r.l.;

Accounts means the consolidated audited financial statements of the Target Companies of the Target Companies for the fiscal year ended on the Balance Sheet Date and which comprises a balance sheet, profit and loss account, cash flow statement, notes, and auditors’ and directors’ reports;

Affiliate means:

(a)	in the case of a Person which is a body corporate or other entity, any Subsidiary or parent company of that Person and any Subsidiary of any such parent company, and any other person controlling, controlled by or under common control with such Person, in each case from time to time;

(b)	in the case of a Person which is an individual, any spouse, co-habitee and/or lineal descendants by blood or adoption or any Person or Persons acting in its or their capacity as trustee or trustees of a trust of which such individual is the settler; and

(c)	any Affiliate of any person in paragraphs (a) to (b) above,

and, for purposes of this definition, control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and such “control” will be presumed if any Person owns 50 per cent. or more of the voting capital stock or other ownership interests, directly or indirectly, of any other Person. Notwithstanding the foregoing, MillerCoors LLC and its Subsidiaries shall not be deemed to be Affiliates of the Purchaser;

Agreed Form means, in relation to a document, the form of that document which has been initialled on the date of this Agreement for the purpose of identification by or on behalf of the Seller and the Purchaser (in each case with such amendments as may be agreed in writing by or on behalf of the Seller and the Purchaser);

Agreement has the meaning given in the introduction to this Agreement;

Allocation Schedule means the Allocation Schedule set out in Schedule 5;

Balance Sheet Date means 31 December 2011;

Borrowers has the meaning set out in the Facilities Agreement;

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Budget means the budget for the Target Group for the period from 1 January 2012 to 31 December 2012 as set out in documents 1.1.1.1.7, 1.1.1.2.10, 1.1.1.3.18 and 1.1.1.3.19 of the Data Room;

Business Day means a day other than a Saturday or Sunday on which banks are generally open in London and New York for general commercial business;

Capital Stock means any and all shares, interests, participations or other equivalents (however designated) of capital stock or representing capital of a corporation and any and all ownership interests in a Person (other than a corporation), including membership interests, partnership interests, joint venture interests and beneficial interests, and any and all warrants, options or rights to purchase any of the foregoing;

Cash Amount means the aggregate of the Share Price less the Consideration Note Amount;

Claim means any claim under or for breach of this Agreement including, without limitation, any claim for breach of the Seller Warranties;

Claim Expiry Date means the earlier of 30 March 2013 and the date that is 30 days after the date on which Molson Coors Brewing Company announces its full year results for the year ended 31 December 2012;

Closing means completion of the sale and purchase of the Shares in accordance with the provisions of this Agreement;

Closing Date has the meaning given in clause 6.1;

Company means Starbev Holdings S.à r.l., a company incorporated in the Grand Duchy of Luxembourg whose registered office is at 20, Avenue Monterey, L-2163 Luxembourg, further details of which are set out in Part A of Schedule 1;

Company Transaction has the meaning given in clause 5.11;

Condition means the condition to Closing set out in clause 3.1;

Confidential Information has the meaning given in clause 15.1;

Confidentiality Agreement means the letter agreement, dated 20 September 2011, by and among CVC Capital Partners Limited, Starbev Netherlands BV and the Purchaser Guarantor;

Connected Persons has the meaning given in clause 21;

Consideration Note means the Consideration Note in the Consideration Note Amount to be issued by the Note Issuer in a form to be mutually agreed by the Note Issuer and the Seller prior to Closing on terms consistent with those described in the Consideration Note Term Sheet;

Consideration Note Amount means EUR 500,000,000;

Consideration Note Term Sheet means the term sheet with respect to the Consideration Note in the Agreed Form;

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Costs means Losses, damages, costs (including reasonable legal costs) and expenses (including Tax), in each case of any nature whatsoever but excluding employee costs, costs of management time and overhead;

Covered Individual has the meaning given in clause 10.2;

CVC Company Board Representatives means the following employees of CVC Capital Partners: Istvàn Szőke, Robert Lucas, Geert Duyck and Jean-Remy Roussel;

Data Room means the electronic data room hosted by Intralinks Inc. and operated by Nomura International plc in relation to the Proposed Transaction, as it existed (in a view as made available to Amit Bhagat of Molson Coors) at 8:00 a.m. British Summer Time on 1 April 2012;

Deal Team means Istvàn Szőke, Przemek Obloj, Tom Meredith and Alex Fotakidis;

Default Interest means interest at EURIBOR plus 3 per cent.;

Directors means the directors of each Target Company named in Schedule 1;

Disclosure Letter means the disclosure letter having the same date as this Agreement from the Management Warrantors and the Seller to the Purchaser;

Entity Classification Election has the meaning given in clause 5.16;

EURIBOR means the display rate per annum of the offered quotation for deposits in Euros for a period of one month which appears on the appropriate page of the Reuters Screen (or such other page as the parties may agree) at or about 11.00 a.m. London time on the date on which payment of the sum under this Agreement was due but not paid;

Exchange Rate means, with respect to a particular currency for a particular day, the spot bid rate of exchange for that currency into Euros on such date, at the rate quoted by Reuters as at 4pm in London on such date;

Extended Longstop Date has the meaning given in clause 3.4;

Facilities has the meaning set out in the Facilities Agreement;

Facilities Agreement means the EUR 690,000,000 senior facilities agreement dated 27 November 2009 between, among others, Starbev S.à r.l. and ING Bank N.V., London Branch acting as agent and Bayerische Hypo- und Vereinsbank AG, London Branch acting as security agent (as amended and restated from time to time);

fairly disclosed, whenever used in this Agreement, the Management Warranty Deed, the Disclosure Letter or the Supplementary Disclosure Letter, means disclosure with sufficient detail to identify to the Purchaser the nature and scope of the matter disclosed;

Governmental Approvals has the meaning given in clause 3.1;

Governmental Entity means any supra-national, national, state, municipal or local government entity, body or authority (including any subdivision, court, administrative agency or commission or other authority thereof), or any quasi-governmental or private body exercising any judicial, legislative, police, regulatory, taxing, importing or other governmental or quasi-governmental authority, including the European Union, any court, tribunal, commission or arbitrator or any official of any of the foregoing;

Execution Version

Indebtedness means, with respect to any person at any date, without duplication: (i) all obligations of such person for borrowed money (including, for the avoidance of doubt, any debt owed by any Target Company to the Seller or any member of the Seller Group and all amounts with respect to the Facilities, the SDPO Certificates and any obligation related thereto, but excluding any debt owed by one Target Company to another Target Company), (ii) all debt obligations of such person evidenced by bonds, debentures, notes or other similar instruments or debt securities, (iii) all obligations in respect of letters of credit issued for the account of such person, and (iv) all guaranties given by such person in respect of another’s liability for any of the foregoing (other than ordinary course guarantees that could not result in liability to the Target Companies in excess of €350,000 in the aggregate);

Indemnified Person has the meaning given in clause 5.14;

Law means any Law (including common Law), statute, ordinance, code, rule, order, regulation or other legal or administrative requirement enacted, entered, promulgated or issued by any Governmental Entity;

Leakage means:

(a)	in each case to, or on behalf of, the Seller or any of its Affiliates (other than the Company or another Target Company directly or indirectly wholly owned by the Company):

(i)	any dividend or distribution (whether in cash or in kind), or any payments in lieu of any dividend or distribution, declared, paid or made, or agreed to be declared, paid or made, by any Target Company;

(ii)	any return of capital (including by reduction of capital or redemption or purchase of shares) or agreement in respect of any such return of capital by any Target Company;

(iii)	any fees (including directors’ fees or monitoring fees) accrued or paid by any Target Company (excluding any VAT in respect of the fees which is recoverable by the Target Companies by repayment or credit);

(iv)	any transfer or agreement to transfer of an asset, right, value or benefit by any Target Company at a value below its current market value or otherwise outside the ordinary course of business;

(v)	any waiver or agreement to waive any amount owed to any Target Company; and

(vi)	any assumption of a liability or obligation, or any indemnity incurred, by any Target Company; and

(b)	any payments made or agreed to be paid, or liabilities incurred, by any Target Company to any third party specifically in connection with implementation of the Proposed Transaction (including any transaction or retention bonuses, or any severance payment based in whole or in part on the consummation of the Proposed Transaction, for management or adviser’s fees payable in connection with implementation of the Proposed Transaction and excluding any VAT and any other taxes payable or credited on such bonuses or fees),

Execution Version

but, in each case, does not include Permitted Leakage;

Longstop Date has the meaning given in clause 3.3;

Loss or Losses means any loss, liability, demand, claim, action, cause of action, cost, damage, deficiency, penalty, fine or expense, whether or not arising out of third party claims (including interest, penalties, reasonable attorneys’ fees and expenses and all reasonable amounts paid in investigation or defence, and all amounts paid in settlement, of any of the foregoing), provided that Loss shall not include special, punitive or consequential damages (in each case other than any such damages or amounts paid or payable to a third party) not employee costs, costs of management time or overhead;

LP Agreement means the partnership agreement relating to Starbev L.P. between Starbev GP Limited, the Initial Investors (as defined therein) and the Managers (as defined therein) dated 28 October 2009 (as amended and restated on 1 December 2009 and 19 April 2010 and as amended on 6 June 2011);

Management Warranties means the warranties given by the Management Warrantors in the Management Warranty Deed and Management Warranty means any one of them;

Management Warrantors means each of the individuals that are party to the Management Warranty Deed;

Management Warranty Deed means the deed dated the date of this Agreement between the Management Warrantors, the Seller and the Purchaser;

Material Adverse Effect means a reduction in the EBITDA (before exceptional items) for the Target Group over the 12 months following the breach (or, if applicable, series of breaches) of EUR 75,000,000 or more;

Monitoring Agreement means the monitoring agreement dated 23 November 2009 as originally between CVC Capital Partners Advisory Company (Luxembourg) S.à r.l and Starbev Netherlands B.V. (and now between CVC Capital Partners Advisory Company (Luxembourg) S.à r.l and Starbev Management Services s.r.o. pursuant to an assignment agreement dated 13 April 2010);

Note Issuer means Molson Coors Holdco, Inc.;

parent company means any company which holds a majority of the voting rights in another company, or which is a member of another company and has the right to appoint or remove a majority of its board of directors, or which is a member of another company and controls a majority of the voting rights in it under an agreement with other members, in each case whether directly or indirectly through one or more companies;

party or parties has the meaning given in the introduction to this Agreement;

Permitted Assignee has the meaning given in clause 16.2;

Execution Version

Permitted Encumbrances means (i) Third Party Rights for Taxes not delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which adequate reserves have been established in the Accounts in accordance with the applicable accounting standards, consistently applied, (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Third Party Rights arising or incurred in the ordinary course of business and (iii) Third Party Rights arising from zoning ordinances;

Permitted Leakage means:

(a)	the accrual or payment of any interest on the following intercompany indebtedness for borrowed money owed by any Target Company to the Seller or any of its Affiliates:

(i)	Series A Preferred Equity Certificates issued by the Company to the Seller;

(ii)	Series B Preferred Equity Certificates issued by the Company to the Seller;

(iii)	Series D Preferred Equity Certificates issued by the Company to the Seller;

(iv)	an intercompany loan from the Seller to the Company pursuant to a loan agreement dated 5 November 2009 in the principal amount of €87,500;

(v)	an intercompany loan from the Seller to the Company pursuant to a loan agreement dated 26 January 2010 in the principal amount of €6,000,000;

(b)	the payment of €500,000 by a Target Company of CVC monitoring fees to the extent such amount was accrued in the Accounts as of the Balance Sheet Date; and

(c)	the payment of transaction bonuses to no more than 10 employees of the Target Companies that do not exceed €400,000 in aggregate;

Person or person means any natural person, firm, limited liability company, general or limited partnership, association, corporation, unincorporated organisation, company, joint venture, trust, Governmental Entity or other entity;

Pre-Closing Event has the meaning given in clause 10.4;

Pre-Closing Period means the period from and including the date of this Agreement to and including the Closing Date;

Proposed Transaction means the transaction contemplated by the Transaction Documents;

Protected Parties has the meaning given in clause 7.10;

Purchaser has the meaning given in the introduction to this Agreement;

Purchaser Group means the Purchaser and its Affiliates and their respective officers, directors, employees and agents, and each of their successors and assigns from time to time, including the Target Companies with effect from Closing;

Purchaser Obligation means any representation, warranty or undertaking to indemnify given by the Purchaser to the Seller under this Agreement;

Purchaser’s Bank Account means the Purchaser’s bank account to be specified by the Purchaser in writing from time to time;

Purchaser Guaranteed Obligations has the meaning given in clause 13.1;

Execution Version

Purchaser Guarantor has the meaning given in the introduction to this Agreement;

Regulatory Conditions has the meaning given in clause 5.4;

Representatives has the meaning given in clause 15;

Restrictive Covenants has the meaning given in clause 10.8;

SDPO Certificates has the meaning given to them in the Subordinated Deferred Payment Obligations Deed;

Security means the security given by Target Companies pursuant to, or in connection with, the Facilities Agreement;

Seller has the meaning given in the introduction to this Agreement;

Seller Group means the Seller and its Affiliates from time to time, excluding the Target Companies;

Seller Obligation means any representation, warranty or undertaking to indemnify given by the Seller to the Purchaser under this Agreement;

Seller’s Bank Account means the account in the name of Starbev L.P. at The Royal Bank of Scotland International (71 Bath Street, St. Helier, Jersey) with IBAN GB54RBOS16102850700696 and Swift RBOSJESX (and/or such other account(s) as the Seller and Purchaser may agree in writing);

Seller’s Lawyers means Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London EC4Y 1HS;

Seller Warranties means the warranties given by the Seller pursuant to clause 7;

Share Price means EUR 1,099,000,000;

Shares means the shares comprising the entire issued share capital of the Company as further described in Part A of Schedule 1;

Subsidiary and Subsidiaries means, with respect to any Person, any other Person in which such Person (or another Subsidiary of such Person) holds direct or indirect interests representing (a) at least 50 per cent. of the (i) voting power, (ii) outstanding stock or ownership interests or (iii) other management rights or incidents of ownership of such entity or (b) the right to receive, directly or indirectly, at least 50 per cent. of the net assets or profits of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity;

Surviving Provisions means clauses 9 (Specific Performance), 14 (Announcements), 15 (Confidentiality), 16 (Assignment), 18 (Costs), 19 (Notices), 20 (Conflict with other Agreements), 21 (Whole Agreement), 23 (Waiver, Rights and Remedies), 25 (Variations), 26 (Invalidity), 27 (No Third Party Enforcement Rights), 28 (Governing Law and Jurisdiction) and Schedule 6 (Definitions and Interpretation);

Subordinated Deferred Payment Obligations Deed means the Amended and Restated Subordinated Deferred Payment Obligations Deed, dated 15 July 2011 pursuant to which JPMorgan Europe Limited purchased EUR 300,000,000 SDPO Certificates issued by Starbev Investments S.à.r.l from Interbrew Central European Holdings BV;

Execution Version

Supplementary Disclosure Letter means the disclosure letter delivered by the Management Warrantors to the Purchaser in draft form not later than two Business Days prior to Closing and as delivered in final form at Closing;

Target Companies means each Subsidiary of the Seller (including the Company and its Subsidiaries), further details of which are set out in Schedule 1, and Target Company means any of them;

Target Group means all the Target Companies;

Tax or Taxes means any and all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, unclaimed property or escheatment, customs duties, capital stock, franchise, profits, withholding, national insurance payments, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto;

Tax Authority means any government, state or municipality or any local, state, federal or other authority, body or official anywhere in the world responsible, in accordance with any applicable Law in the respective jurisdiction, for the audit, assessment imposition and/or collection of Tax;

Tax Return means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof;

Third Party Right means any interest or equity of any Person (including any right to acquire, option, warrant or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, claim, right, commitment, demand, voting agreement, restriction on transfer, encumbrance, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement, or any agreement to create any of the above;

Transaction Documents means this Agreement, the Management Warranty Deed, the Disclosure Letter, the Supplementary Disclosure Letter, the Consideration Note and any other documents contemplated by this Agreement in Agreed Form;

Transfer Taxes has the meaning given in clause 18.2;

Unconditional Date has the meaning given in clause 3.3;

VAT means value added tax and/or any similar sales or turnover tax; and

Working Hours means 9.00am to 5.00pm in the relevant location on a Business Day.

2.	Interpretation . In this Agreement, unless the context otherwise requires:

(a)	the term clause as used in this Agreement or in any Schedule refers to the corresponding section of this Agreement (when used in the body of this Agreement) or the corresponding section of the Schedule in which such term is used;

Execution Version

(b)	headings and captions do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(c)	references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(d)	for the purposes of applying a reference to a monetary sum expressed in Euros, an amount in a different currency shall be deemed to be an amount in Euros translated at the Exchange Rate at the relevant date;

(e)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms and shall be deemed to read including without limitation or in particular but without limitation;

(f)	any reference to a document is to that document as supplemented, otherwise amended, replaced or novated from time to time; and

(g)	any reference to a party or the parties is to a party or the parties (as the case may be) to this Agreement and shall include any permitted assignees of a party.

3. Enactments. Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described at (i) or (ii) above, except to the extent that any of the matters referred to in (i) to (iii) occurs after the date of this Agreement and increases or alters the liability of the Seller or the Purchaser under this Agreement.

4. Schedules. The Schedules comprise schedules to this Agreement and form part of this Agreement.

5. Inconsistencies. Where there is any inconsistency between the definitions set out in this Schedule and the definitions set out in any clause or any other Schedule, then, for the purposes of construing such clause or Schedule, the definitions set out in such clause or Schedule shall prevail.

6. Independent Significance. The parties hereto intend that each warranty and covenant contained in this Agreement (including, for the avoidance of doubt, any Schedules to this Agreement) shall have independent significance. If any party has breached any warranty or covenant contained in this Agreement or any Schedules to this Agreement in any respect, the fact that there exists another warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached shall not detract from or mitigate the fact that such party is in breach of the first warranty or covenant.

Signature Page to the SPA

SIGNATURE

This Agreement is signed by duly authorised representatives of the parties:

SIGNED	)
for and on behalf of	)	SIGNATURE: /s/ Carl Hansen
STARBEV GP LIMITED, acting	)
as General Partner for and on behalf of	)	NAME: Carl Hansen
STARBEV L.P.	)

Signature Page to the SPA

SIGNED	)	SIGNATURE: /s/ Samuel D. Walker
for and on behalf of	)
MOLSON COORS HOLDCO – 2 INC.	)	NAME: Samuel D. Walker

Signature Page to the SPA

SIGNED	)	SIGNATURE: /s/ Samuel D. Walker
for and on behalf of	)
MOLSON COORS BREWING	)	NAME: Samuel D. Walker
COMPANY	)